Exhibit 3.5

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TRINET GROUP, INC.

TRINET GROUP, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

ONE: The original name of this corporation is TriNet Merger Corporation and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was January 26, 2000.

TWO: Burton Goldfield is the duly elected and acting President and Chief Executive Officer of the Corporation.

THREE: The Board of Directors of the Corporation, acting in accordance with the provisions of Section 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Amended and Restated Certificate of Incorporation as follows:

Article IV Section A shall be amended in its entirety to read as follows:

“A. This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 73,516,427 shares, 64,000,000 shares of which shall be Common Stock (the “Common Stock”) and 9,516,427 shares of which shall be Preferred Stock (the “Preferred Stock”). The Common Stock shall have a par value of $0.000025 per share and the Preferred Stock shall have a par value of $0.0001 per share. The number of shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding, issuable upon the conversion of any convertible securities of the Corporation then outstanding and issuable upon the exercise of all outstanding options and warrants) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Common Stock and Preferred Stock, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no separate vote of the holders of the Common Stock voting separately as a class shall be required therefor. From and after the effective time of the filing of this Certificate of Amendment (the “Effective Time”), the Corporation shall effect a two-for-one (2:1) forward stock split of its outstanding shares of Common Stock, such that each holder of record of one (1) share of Common Stock previously held by such holder shall be entitled to hold two (2) shares of Common Stock (the “Stock Split”), and that the par value of such Common Stock, after giving effect to the Stock Split, shall be $0.000025 per share.”

FOUR: The foregoing amendments were submitted to the stockholders of the Corporation for their approval and were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

TriNet Group, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer on March 7, 2014.

TRINET GROUP, INC.

By:	/s/ Burton Goldfield
Name:	Burton Goldfield
Title:	Chief Executive Officer